Exhibit 99.4


September 8, 1998




Mr. Jeffrey A. Pakrosnis
9651 Kelly Drive
Loveland, OH 45140



Dear Jeff,

This will confirm our agreement to amend Section 3A(ii)(b) of your Employment Agreement to reflect cash payments made under this section as "advances", which, to the extent paid to Employee during the period from July 2, 1998 through January 2, 1999 (the "Advance Period"), shall be considered earned by the Employee as of January 2, 1999 provided that Employee does not terminate his employment with Employer for reasons other than Constructive Termination of Employee through a material reduction in duties and responsibilities or by breach of Employee's Employment Agreement by Employer. Further, in the event Employer terminates Employee prior to January 2, 1999 pursuant to sections 6(A)(i)-(iii) or (v) of the Employment Agreement, advances paid to Employee during the Advance Period shall be deemed earned by Employee as of the date of termination by Employer. In the event Employee terminates his employment with Employer prior to January 2, 1999 pursuant to section 6(A)(v) of the Employment Agreement or Employer terminates Employee prior to January 2, 1999 pursuant to section 6(A)(iv), advances paid to Employee during the Advance Period shall be repaid to Employer within (7) days of the date of termination.

Sincerely,

UNITED SHIELDS CORPORATION

By:  /s/ T.J. Tully
         T.J. Tully, CEO

Agreed: /s/ Jeffrey A. Pakrosnis
            Jeffrey A. Pakrosnis